FROM: ROBERT J. LOPATTO
                                                       RELEASE: UPON RECEIPT
                                                       PHONE: 717/829-8814

                  PENNSYLVANIA ENTERPRISES, INC., TO REPURCHASE
                   UP TO 2 MILLION SHARES OF ITS COMMON STOCK

   WILKES_BARRE, PA, March 11, 1996 -- Pennsylvania Enterprises, Inc. (NYSE:PNT) announced today that it has commenced a "Dutch auction" tender offer to purchase up to 2 million shares of its common stock (representing approximately 35% of the currently outstanding shares) at a price not greater than $39.00 nor less than $37.00 per share. The offer begins today, March 11, 1996, and is subject to the terms and conditions described in the offering materials, which are being mailed to record holders of the shares.

   The "Dutch auction" tender offer procedure allows stockholders to select the price within the $37.00-$39.00 per share range at which they are willing to sell all or a portion of their shares to the Company. After expiration of the offer, the Company will determine the single per-share price within that range that will enable it to purchase up to 2,000,000 shares from those stockholders who agree to sell at or below the selected price and properly tender shares. All stockholders whose shares are purchased will receive the same price per share, and no commission charges will be incurred by tendering stockholders.

   The offer is one of the recapitalizations being undertaken in connection with the sale on February 16, 1996, by the Company and its principal subsidiary, PG Energy Inc. (PGE), formerly Pennsylvania Gas and Water Company, of PGE's regulated water operations and certain related assets. The Company believes that the offer and the other recapitalizations will have a positive effect on the Company's financial and capital ratios, credit rating, earnings per share, dividend payout and payout ratio, and stock price. In addition, the repurchase of shares pursuant to the offer will adjust the Company's capital structure to a level more appropriate to the size and nature of its operation after the sale of the water operations.

   The offer will expire at 5:00 p.m., New York City time, on Monday, April 8, 1996, unless extended. The offer is not conditioned upon any minimum number of shares being tendered.

   The Dealer Manager for the offer is Legg Mason Wood Walker, Incorporated. D.F. King & Co., Inc. is serving as the Information Agent.

   The Company is a holding company with two groups of subsidiaries. One group consists of PGE, which provides natural gas to approximately 142,000 customers in ten counties in northeastern Pennsylvania. The other group consists of Pennsylvania Energy Resources, Inc., its subsidiary, Keystone Pipeline Services, Inc., Pennsylvania Energy Marketing Company and Theta Land Corporation.

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